

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 5, 2009

Mr. Arne Raabe
Chief Financial Officer
Sentry Petroleum Ltd.
999 18th Street, Suite 3000
Denver, CO 80202

> **Re:** **Sentry Petroleum Ltd.**
> **Form 10-K for Fiscal Year Ended February 29, 2008**
> **Filed June 2, 2008**
> **File No. 000-52794**

Dear Mr. Rabbe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief